November 22, 2005
VIA EDGAR
Securities and Exchange Commission
Main Filing Desk 450
Fifth Street, NW
Washington, DC 20549-1004
Attention: Barbara C. Jacobs, Assistant Director

Re:	Internet Commerce Corporation
Preliminary Proxy Statement on Schedule 14A
File No. 0-24996
Ladies and Gentlemen:
     On behalf of Internet Commerce Corporation (the “Company”), transmitted herewith for filing is the Company’s Preliminary Proxy Statement on Schedule 14A (the “Amendment”) to the Preliminary Proxy Statement filed by the Company on November 14, 2005 (the “Proxy Statement”). As a courtesy to the Staff, two copies of the Amendment will be provided under separate cover, along with two additional copies that have been marked to show the changes effected to the Proxy Statement by the Amendment.
     The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letter dated November 21, 2005, a copy of which is attached to the courtesy copy of this letter for the Staff’s convenience. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.
     We respond to the specific comments of the Staff as follows:
Proposal 1. Election of Directors, page 4
1.	We note your statement that your bylaws provide for a maximum of 10 directors. It appears, however, that the board of directors currently consists of only seven directors. If so, please clarify your disclosure to indicate so. Otherwise, please explain to us why additional nominees have not been named to fill the remaining vacancies on your board of directors. We further note your statement in the first paragraph on page 5 suggesting that stockholders are electing four directors, but that your prior disclosure appears to only discuss the nomination of three directors. Please clarify.
     RESPONSE: We have revised the disclosure on page 4 of the Amendment to clarify that the Company’s bylaws provide for a minimum of one and a maximum of ten directors. The Board

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 22, 2005

of Directors has set the size of the Board at seven members following the Annual Meeting, which is a size that the Board believes promotes the best interests of the Company and its stockholders. We have revised the disclosure on page 5 to clarify that stockholders are electing three (not four) persons to serve on the Board of Directors.
Form 10-K for the year ended July 31, 2005
2.	Your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent of ensuring that material information and other information requiring disclosure is identified and communicated on a timely basis. This text does not address the effectiveness of your disclosure controls and procedures with respect to whether information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and whether information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Please advise us as of July 31, 2005 whether your disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, are effective and whether your will consider this comment with respect to preparing reports.
     RESPONSE: The Company, under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act) as of July 31, 2005. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in (i) making known to them material information relating to the Company and the Company’s subsidiary required to be disclosed in the Company’s reports filed or submitted under the Exchange Act (the “Material Information”) to allow timely decisions regarding required disclosure and (ii) providing for the timely recording, processing, summarizing and reporting of Material Information. In its future reports, the Company will disclose its evaluation of the effectiveness of its disclosure controls and procedures in making Material Information known to the Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure and in providing for the timely recording, processing, summarizing and reporting of Material Information.
3.	We note your disclosure that there “were no significant changes in [y]our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.” Please note that Item 308 of Regulation S-K requires the disclosure of “any” change in your internal control over financial reporting that occurred during your “last fiscal quarter” that has “materially affected, or is reasonably likely to materially affect,” your internal control over financial reporting. In light of the foregoing, please advise us with respect to changes in your internal control over financial reporting for the

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 22, 2005

quarter ended July 31, 2005 and whether you will consider this comment with respect to preparing reports.
     RESPONSE: The Company reports that there was no change in its internal control over financial reporting during the quarter ended July 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. In its future reports, the Company will disclose whether there were any changes in its internal control over financial reporting during the previous fiscal quarter that materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
     Attached hereto is a written statement from the Company acknowledging that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope the Amendment and the foregoing information will allow the Staff to resolve all outstanding issues regarding the Proxy Statement. If you have any questions regarding this filing, please do not hesitate to contact me at 404-504-7651 or John A. Earles at 404-504-7612.
MORRIS, MANNING & MARTIN, LLP
/s/ Larry W. Shackelford
Larry W. Shackelford

cc:	Thomas J. Stallings
Glen E. Shipley

ACKNOWLEDGMENT OF INTERNET COMMERCE CORPORATION
     In connection with the filing of the Proxy Statement on Schedule 14A (the “Proxy Statement”) of Internet Commerce Corporation (the “Company”), the Company acknowledges that:
(i)	it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Internet Commerce Corporation
By:	/s/ Glen E. Shipley
	Name:	Glen E. Shipley
	Title:	Chief Financial Officer